As filed with the Securities and Exchange Commission on March 17, 2000 Registration No. 333-96253

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
--------------------------------------------------------------------------------

                              Amendment No. 1 to
                                   FORM S-3
                       REGISTRATION STATEMENT UNDER THE
                            SECURITIES ACT OF 1933

                           NPS PHARMACEUTICALS, INC.
            (Exact name of Registrant as specified in its charter)

          Delaware                    420 Chipeta Way                         87-0439579
(State or other jurisdiction    Salt Lake City, Utah 84108-1256   (IRS Employer of Identification No.)
incorporation or organization)       (801) 583-4939

                        (Address and telephone number
                        of principal executive offices)
                           -------------------------
                        James U. Jensen, Vice President
                    Corporate Development and Legal Affairs
                           NPS Pharmaceuticals, Inc.
                                420 Chipeta Way
                        Salt Lake City, Utah 84108-1256
                                (801) 583-4939
     (Name, address, and telephone number of agent for service of process)
                                  Copies to:
      Rodd M. Schreiber, Skadden, Arps, Slate, Meagher & Flom (Illinois)
                333 West Wacker Drive, Chicago, Illinois 60606
                                (312) 407-0700
                           -------------------------
       Approximate date of commencement of proposed sale to the public:
  As soon as practicable after the Registration Statement becomes effective.
                           -------------------------
  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for same offering. [ ]
  If this Form is a post-effective amendment file pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
  If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]





The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

PROSPECTUS        SUBJECT TO COMPLETION DATED MARCH 17, 2000


                               3,900,000 Shares

                        [NPS PHARMACEUTICALS LOGO HERE]


                                 Common Stock


The stockholders named on page 17 are selling up to 3,900,000 shares of our common stock.



Our common stock is traded on the Nasdaq Stock Market under the symbol NPSP. On March 15, 2000 the last reported sale price of our common stock on Nasdaq was $24.125 per share.

 Before buying any shares you should read the discussion of material risks of investing in our common stock under the heading "Risk Factors" beginning on page 4.

                         ----------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                         ----------------------------


              The date of this Prospectus is  ______, 2000

    The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                               TABLE OF CONTENTS

                                                                     Page
Risk Factors                                                          4
Forward-Looking Statements                                            9
Use of Proceeds                                                       9
Business                                                              10
Selling Stockholders                                                  17
Plan of Distribution                                                  18
Legal Matters                                                         19
Experts                                                               20
Where You Can Find More Information                                   20
Information Not Required in Prospectus                                22
Signatures                                                            24
Exhibit Index                                                         26

                   _________________________________________




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                                 RISK FACTORS

  You should carefully consider the following risk factors and warnings before making an investment decision. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of the events or circumstances described in the following risks actually occur, our business, financial condition, or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

  We have a history of operating losses and may never reach profitability. We have not been profitable since our inception in 1986. As of December 31, 1999, we had an accumulated deficit of approximately $78.9 million. We expect to continue to incur losses for the next several years. We may never realize significant revenues or be profitable. Factors that will influence our profitability include:

* the success of our product candidates placed with Amgen, Kirin, SmithKline Beecham, Janssen and Eli Lilly;
* the development and commercialization of additional products, especially our most advanced non-partnered product candidates ALX1-11 and ALX-0600, which relate to the treatment of osteoporosis and short bowel syndrome, respectively;
* our ability to secure corporate partners to share the expense of development of our non-partnered programs;

* the timing and difficulty of obtaining regulatory approvals; and
* competition.


  If we fail to obtain additional financing to fund our operations, we will be unable to complete our product development efforts. Most of our funding has come from research and development fees and the sale of stock. We have not generated any material revenues from product sales. We have expended and will continue to expend significant sums to complete development of our products. Our current resources are inadequate to finance all of the work planned and needed to complete development of our current programs through to commercialization. We have announced our intention to devote considerable cash resources to clinical development. If we exceed our cost estimates, or incur costs earlier than expected, we may be required to reduce costs, delay development or seek additional financing through collaborative relationships or public and private financings. Additional financing may not be available on favorable terms, or at all. If we raise additional funds by selling equity securities, the share ownership of our existing investors could be diluted or the new equity purchasers may obtain terms that are better than those of our existing investors. Lack of financing may delay, reduce or eliminate some of our programs or force us to relinquish rights to technology, product candidates or products.

  If we fail to maintain our existing collaborative relationships or if our partners do not apply adequate resources to our collaborations, our product development and profitability will be delayed. Our corporate partners have full control over the development and commercialization activities in their territories for their respective programs. Because we have granted exclusive development, commercialization, and marketing rights to these partners, the success of the programs are dependent upon their efforts. If our partners do not satisfactorily perform under the agreements, or if our partners terminate these agreements before lead product candidates are identified or any related product candidates are developed, we might not have the financial resources necessary to continue development of those programs. If we could not continue development of these products, we might not become profitable. In addition much of the revenue that we may receive under these partnerships depends upon our partners' successful development and commercialization of the products. Our partners may develop alternative technologies or products outside of their partnerships with us, and the alternative technologies or products may be used to develop treatments for the diseases targeted by our partnerships. As a result, we would have to seek other sources of revenue which may not be available.

  If we do not find corporate partners for new product candidates, our rate of product development may be reduced. Our strategy for the development, testing, manufacturing and commercialization of our products requires that we enter into various collaborations with partners, licensors, licensees, and others in order to conserve financial resources. We may not be able to negotiate further collaborative arrangements on acceptable terms, if at all. If we are not able to establish such arrangements, we would experience increased capital requirements to undertake the activities at our own expense. In addition, we may encounter significant delays in introducing our products into certain markets or find that the development, manufacture or sale of our products in certain markets is hindered by the absence of collaborative agreements. To the extent we enter into co-promotion or other licensing arrangements, our revenues will depend upon the efforts of third parties over which we have no control.

        If we are not successful in acquiring rights to external technologies, programs, and product candidates, we may not be able to maintain or expand our product portfolio. In order to reduce our dependence on the success of the few product candidates we now have, we are actively evaluating product acquisition opportunities to establish and maintain an appropriate portfolio of product candidates. We seek optimum diversity of materials, timetables, development costs, applicability to current medical needs, and other select criteria. We may be unsuccessful in our efforts to identify, acquire and exploit third-party technologies or product opportunities. If we choose to and are successful in entering into future agreements, we will experience increased capital requirements to undertake research, development, and marketing of any licensed technologies, programs, and development candidates. In addition, we may encounter significant delays in commercializing any licensed product candidates or we may find that the sale of these product candidates is subject to intense competition.

  If we do not successfully integrate the operations of NPS and Allelix, commercialization of products may be delayed and financial resources may be wasted. As a result of the acquisition of Allelix in December 1999, we must integrate two companies that previously operated independently. Such integration will require significant effort from each company including the coordination of each company's efforts in research and development, business development, intellectual property, finance, and administration. We may not be able to integrate the respective operations of NPS and Allelix without encountering difficulties or experiencing loss of personnel, and the benefits expected from such integration may not be realized. The diversion of management's attention combined with any difficulties encountered in the transition process, including the interruption of, or a loss of momentum in, Allelix's or our activities and problems associated with employee uncertainty and the potential loss of key personnel, could delay development and commercialization of our products and result in the inefficient use of limited corporate resources.

  The acquisition of Allelix will result in integration costs and transaction expenses that could reduce our profitability and cause the price of our stock to decline. If the benefits of the acquisition do not exceed the costs associated with it, including the dilution to our stockholders resulting from the issuance of shares of NPS common stock in connection with the acquisition of Allelix, our financial results, including earnings per share, could decline. We expect to incur significant costs associated with integrating the operations of NPS and Allelix. Such costs may include:

     * elimination of duplicate operations;
     * consolidation of certain administration, support, and research and development activities; and
     * increased expenditures for human trials of ALX1-11 and ALX-0600

  Actual costs may substantially exceed preliminary estimates. In addition, unanticipated expenses associated with integrating the two companies may arise. We incurred a charges of $17.8 million in the fourth quarter of 1999 to reflect our write-off of Allelix's in-process research and development efforts. This write-off will not

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


be accompanied by outward cash flow, but may be seen by investors as increasing our the net loss. We may also incur additional charges in subsequent quarters to reflect costs associated with the acquisition.

        If we are not permitted to write-off a significant amount of the purchase price of Allelix as attributable to in-process research and development, estimates of future period results and actual future period results could be burdened with additional costs, and the price of our common stock could decline. If current accounting rules as interpreted by our auditors and the SEC do not permit us to immediately write off a significant amount of the purchase price for the Allelix acquisition as attributable to in-process research and development, we would have to amortize a correspondingly higher amount of the purchase price over several years. Such amortization would be reflected as an expense item on our statement of operations, and cause us to report higher losses, which may cause our stock price to decrease.


  If we fail to satisfy FDA safety and efficacy requirements in our clinical trials for any product, we will be unable to complete the development and commercialization of that product. We must conduct extensive and costly human clinical trials to demonstrate safety and efficacy for a pharmaceutical product before the product can be approved by the FDA or other regulatory authorities. If we are unable to demonstrate clinical efficacy for a product, we will not receive the necessary FDA approval for that product, and we will never commercialize that product. A product candidate that appears to be safe or effective in early studies and testing may not ultimately prove to be safe or effective when tested in a larger number of patients. All of our product candidates could prove to be unsafe or ineffective. If one or more of our product candidates fails to be safe or effective, we may never be profitable. We may also encounter problems in a clinical trial that might significantly delay or cause us to terminate the clinical trial program. Any side effects identified in clinical trials could cause delays or prevent us from commercializing additional products. This would make it more difficult for us to achieve profitability. Additionally, those product candidates that are successful in the clinic and obtain FDA approval may not be as effective as other products on the market or otherwise be successful in the marketplace. For a more detailed discussion of the development status of our products see the "Business" section following this section in particularly, the discussions on hyperparathyrodism, osteoporosis, gastrointestinal disorders and central nervous system.


        We are subject to extensive government regulation which can be costly, time consuming, and subject the introduction of our products to market us to unanticipated delays. Our research and development activities and the investigation, manufacture, distribution, and marketing of drug products are subject to extensive regulation by governmental authorities in the United States and other countries. Prior to marketing in the United States, a drug must undergo rigorous testing and an extensive regulatory approval process implemented by the FDA under federal law, including the Federal Food, Drug, and Cosmetic Act. In order to receive approval, we must, among other things, satisfy the FDA that the product is both safe and effective. Typically, this process takes several years depending upon the type, complexity and novelty of the product and the nature of the disease or other problem to be treated and requires an expenditure of substantial resources. Drug testing is subject to complex FDA rules and regulations, including the requirement to conduct human testing on a large number of test subjects. We or the FDA may suspend human trials at any time if either believes that subjects are being exposed to unacceptable health risks.

        Before receiving FDA approval to market a product, we may have to demonstrate that the product represents an improved form of treatment when compared to existing therapies. Data obtained from testing are susceptible to varying interpretations that could delay, limit, or prevent regulatory approvals of our products. In addition, we may encounter delays or rejections from additional government regulation as a result of from future legislation, administrative action, or changes in FDA policy during the period of product development, human clinical trials, and FDA regulatory review. If we receive regulatory approval of a product, the approval will be limited to those disease states and conditions for which the product is useful, as demonstrated through clinical studies. Furthermore, approval may subject us to ongoing requirements for post-marketing studies. Even if we obtain regulatory approval, a marketed product, its manufacturer, and its manufacturing facilities are subject to continual review and periodic inspections. The discovery of previously unknown problems with a product, manufacturer, or facility may result in restrictions on that product or manufacturer, including costly recalls or withdrawal of the product from the market. Compounds developed by us alone or in conjunction with others may not prove to be safe or effective in human trials and may not meet all of the applicable regulatory requirements needed for marketing approval.

        Outside the United States, our ability to market a product is contingent upon receiving marketing authorization from the appropriate foreign regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. This foreign regulatory approval process includes all of the risks associated with FDA approval discussed above.


        We face intense competition and technological change which will impact the acceptance of our products in the marketplace and our ability to compete against other companies in our industry. The pharmaceutical industry is intensely competitive. Existing and future products, therapies, and technological approaches will compete directly with our products. Competing products may provide greater therapeutic benefits for a specific problem or may offer comparable performance at a lower cost. If doctors and patients do not use our products, our profitability may be delayed or prevented.

        We compete with fully integrated pharmaceutical companies, smaller companies that are collaborating with larger pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. Many of these competitors have drug products already approved or in development and operate large, well-funded research and development programs in these fields. Our competitors may develop safer or more effective drugs and achieve faster or broader regulatory approval. In addition, many of these competitors have wider availability of supply, more effective marketing and sales and superior intellectual property positions. Any products that we develop may become obsolete before we recover any expenses incurred in connection with the development of these products.

        If we fail to protect our intellectual property or infringe the intellectual property rights of others, we may not be able to compete effectively. Our success will depend, in part, on our ability to obtain and protect patents, maintain trade secrets and operate without infringing the intellectual property rights of others. Our competitors may challenge, invalidate, or circumvent our patents or patent applications. These patents may also fail to provide us with meaningful competitive advantages.

        Intellectual property rights are uncertain and involve complex legal and factual questions, particularly with respect to biotechnology and pharmaceutical patents. Generally, patent applications in the United States are maintained in secrecy until patents issue, and publication of discoveries in the scientific or patent literature often lag behind actual discoveries. Accordingly, we cannot be certain that the inventors named in our patent applications were the first to invent, or that we were the first to pursue patent coverage for those inventions. We may unknowingly infringe the intellectual property rights of others and may be liable for that infringement, which could result in significant liability for us. We could be forced to either seek a license to intellectual property rights of others or alter our products or processes so that they no longer infringe the intellectual property of others. A license could be very expensive to obtain, or may not be available at all.

        Similarly, changing our products or processes to avoid infringing the rights of others may be costly or impractical. If we were to become involved in a dispute regarding intellectual property, whether ours or that of another company, we may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine who had the claimed rights first. We may also be forced to seek a judicial determination concerning the rights in question. These types of proceedings may be costly and time consuming for us, even if we eventually prevail. If we do not prevail, we might be forced to pay significant damages, obtain a license or stop making a certain product.

        We also rely on trade secrets, know-how, and confidentiality provisions in agreements with collaborative partners, employees, and consultants to protect our intellectual property. However, other parties may not comply with the terms of their agreements with us and we might not be able to adequately enforce our rights against these people, or obtain adequate compensation in respect of the damages caused by unauthorized disclosure.

        Our reliance on third party manufacturers may limit our ability to commercialize our products. We do not have any internal manufacturing capacity, and we rely on third-party manufacturers for the manufacture of all of our products used in clinical trials. If we are unable to contract for a sufficient supply of our products on acceptable terms, or if we encounter delays and difficulties in our relationships with manufacturers, our product testing schedule would be delayed. A delay would set back our timetable for submission of products for regulatory approval, the market introduction, and subsequent sales which would postpone revenues and profitability. We will need to expand our existing relationships or establish new relationships with additional third-party manufacturers for products that we successfully develop in the future. We may be unable to establish or maintain relationships with third-party manufacturers on acceptable terms, and third-party manufacturers may be unable to manufacture products in commercial quantities on a cost effective basis. Our dependence upon third parties may reduce our profit margins and delay our ability to develop and commercialize products on a timely and competitive basis. Furthermore, third-party manufacturers may encounter manufacturing or quality control problems in connection with the manufacture of our products and they may be unable to maintain the necessary governmental licenses and approvals to continue manufacturing our products.

        Also, our corporate collaborators, licensees, or contract manufacturers may be unable to manufacture any compounds we develop on a commercial scale, or to manufacture products in quantities or at prices that will be commercially viable or beneficial to us. Our partners are responsible for manufacturing any products developed under their respective license agreements. If we or our partners encounter difficulty in obtaining third-party manufacturing on commercially acceptable terms, our ability to commercialize products may be delayed or foreclosed.


        If we are unable to establish sales, marketing, and distribution capabilities, our ability to generate revenues will be impaired. We do not have any sales, marketing, or distribution capabilities. We will have to develop a sales force or rely on third parties to perform these functions for any products we develop. In order to market any products directly, we would have to develop a marketing and sales force with technical expertise and supporting distribution capability. We might not be able to establish in-house sales and distribution capabilities or relationships with third parties to accomplish those tasks, which would limit our ability to generate revenues. Additionally, our licensees currently have marketing and distribution rights with respect to products under development for the treatment of hyperparathyroidism and osteoporosis; however, such commercialization rights may revert to us under certain circumstances, including termination of any agreements, in which case we would try to develop additional marketing and distribution capacities for these products.

        Because of the uncertainty of pharmaceutical pricing, reimbursement, and healthcare reform measures, we may be unable to sell our products profitably. The availability of reimbursement by governmental and other third-party payors affects the market for any pharmaceutical product. These third-party payors continually attempt to contain or reduce the costs of healthcare. There have been a number of legislative and regulatory

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proposals to change the healthcare system, and further proposals are likely.
Under current guidelines, Medicare does not reimburse patients for self-administered drugs. This policy may decrease the market for our products designed to treat patients with age-related disorders, such as hyperparathyroidism and osteoporosis. In addition, third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services. Significant uncertainty exists with respect to the reimbursement status of newly approved health care products. We might not be able to sell our products profitably if reimbursement is unavailable or limited in scope.

        If we fail to attract and retain key employees and consultants, our introduction of products to market may be delayed. We are highly dependent on the principal members of our scientific and management staff. If we lose any of these persons, our ability to develop products and become profitable could suffer. Nonetheless, we do not have long-term employment contracts. Our future success will also depend in large part upon our continued ability to attract and retain highly qualified scientific and management personnel. We face competition for personnel from other companies, academic institutions, government entities, and other organizations. Anticipated growth and expansion into areas and activities requiring additional expertise, such as clinical trials, government approvals, production and marketing, and general pharmaceutical company management, will place increased demands on our personnel resources. These demands may require us to add new management, research, development, and administrative personnel, and our existing management personnel may have to develop additional expertise. If we fail to acquire such services, or if our existing management fails to develop such expertise, we may not be able to obtain required approval for products or become profitable. We expect to meet certain of these anticipated future needs through agreements with our partners and potential additional corporate collaborations. Nevertheless, services provided by them may not be sufficient to meet our personnel or management needs.


        If product liability claims are brought against us, we may incur substantial liabilities which could reduce our financial resources. The testing and commercial use of pharmaceutical products entails significant exposure to product liability claims. If we succeed in developing products, the use of our products in clinical trials and the sale of our products following regulatory approval may expose us to product liability claims. These claims might be made directly by consumers or others. We have obtained limited product liability insurance coverage for our clinical trials on humans. This coverage may be insufficient to protect us against product liability damages. We might not be able to obtain or maintain product liability insurance in the future on acceptable terms or in sufficient amounts to protect us against product liability damages. We are entitled to indemnification under agreements with our partners and licensees against damage claims, but claims arising from products sold by a collaborative partner or licensee may also include claims directly against us and may not be indemnifiable under the agreement.

        Our operations involve hazardous materials and we must comply with environmental laws and regulations, which can be expensive and restrict how we do business. Our research and development activities involve the controlled use of hazardous materials, radioactive compounds, and other potentially dangerous chemicals and biological agents. Although we believe that our safety procedures for these materials comply with governmental standards, we cannot eliminate the risk of accidental contamination or injury from these materials. If an accident or environmental discharge occurs, we could be held liable for any resulting damages, which could exceed our financial resources. We disposed radioactive waste at a site in Denver, Colorado, which is currently in remediation. Although we were a small contributor to the site and there are a number of other financially responsible contributors, we may be held liable for all or a portion of the clean-up cost or any other costs or damages associated with this disposal site.

        Our stock price has been and may continue to be volatile and your investment could suffer a decline in value. You should consider an investment in our stock as risky and invest only if you can withstand a significant loss and wide fluctuations in market value of your investment. We receive little attention by securities analysts and frequently experience an imbalance between supply and demand for our stock. The market price of our common stock has been highly volatile and is likely to continue to be volatile. Factors affecting our stock price include:

    * fluctuations in our operating results;

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    * announcements of technological innovations or new commercial pharmaceutical products by us or our competitors;

    * published reports by securities analysts;
    * progress with clinical trials;
    * governmental regulation;
    * changes in reimbursement policies;

    * developments in patent or other intellectual property rights;
    * publicity, or the lack thereof, concerning the discovery and development activities by our licensees;
    * public concern as to the safety and efficacy of drugs developed by us and our competitors; and
    * general market conditions.

        When we issue shares under employee stock incentive plans, current stockholders and future earnings per share will be diluted. We maintain stock incentive plans whereby employees, directors, and consultants can acquire shares of our common stock through the exercise of stock options, grants, and purchases. Shares issued under these plans may dilute the holdings of current stockholders and reduce earnings per share in the future.

        Antitakeover provisions in our articles, bylaws, shareholders rights plan and under Delaware Law may discourage someone from acquiring us, and may prevent a stockholder from receiving a favorable price for his or her shares. Certain provisions of our certificate of incorporation and bylaws and Section 203 of the Delaware General Corporation Law could discourage potential acquisition proposals and could delay or prevent a change in control of our company. In addition, the Board of Directors, without further stockholder approval, may issue preferred stock that could delay or prevent a change in control of our company as well as reduce the voting power of the holders of common stock, even to the extent of losing control to others. In addition, the Board of Directors has adopted a shareholder rights plan, commonly known as a "poison pill," that may delay or prevent a change in control. Such provisions could diminish the opportunities for a stockholder to participate in tender offers, including those at a price above the then-current market value of our the common stock. These provisions may also inhibit fluctuations in the market price of our common stock that could result from takeover attempts.

        We have never paid cash dividends on our common stock. We intend to retain any future earnings to finance the growth and development of our business, and we do not plan to pay cash dividends in the foreseeable future. As a result, stockholders should not expect to receive cash from holding our common stock.

        Unexpected Year 2000 related problems could still arise and, if significant, could delay development of our products and reduce our available financial resources. During 1999, we planned, inventoried, and evaluated our systems, and remediated, replaced, and tested such remediation and replacements as necessary. We used internal information systems technology personnel and other personnel. As a result, we experienced no year 2000 related issues on January 1, 2000. However, we recognize that there may be residual effects related to year 2000 issues. We do not have any way to assess the costs related to remediation of such residual issues. We may in the future identify a significant internal or external year 2000 residual issue which, if not remedied in a timely manner, could require us to spend significant resources.

                          FORWARD-LOOKING STATEMENTS

  This prospectus includes forward-looking statements concerning our operations, economic performance and financial condition, including, in particular, our business strategy and means to implement the strategy, our goals, the markets we intend to compete in and the likelihood of our success in developing and expanding our business. These statements are based on a number of assumptions and estimates which are inherently subject to significant risks and uncertainties, many of which are beyond our control and reflect future business conditions which are subject to change. A variety of factors, some of which are described under "Risk Factors" in this prospectus, could cause actual results to differ materially from those anticipated and reflected in our forward-looking statements.

  Consequently, all of the forward-looking statements made or incorporated by reference in this prospectus are qualified by these cautionary statements, and you are cautioned not to place undue reliance on these forward-looking statements,

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which reflect management's analysis, judgment, belief or expectation only as of the date of this prospectus. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this prospectus or to publicly release the results of any revisions to the forward-looking statements that may be made to reflect events or circumstances after the date of this prospectus. In addition to the disclosure contained in this prospectus, you should carefully review any disclosure of risks and uncertainties contained in other documents we file or have filed from time to time with the Securities and Exchange Commission according to the Securities Exchange Act of 1934.

                                USE OF PROCEEDS

  We will not receive any of the proceeds from the sale of the shares by the selling stockholders.


                                   BUSINESS

Overview

      NPS Pharmaceuticals, Inc. is a biopharmaceutical company with headquarters in Salt Lake City, Utah, and additional operations in Toronto (Mississauga), Ontario, Canada. We conduct our operations in Canada under the name "NPS Allelix Corp." We engage in drug discovery and development of small, orally active drug products and recombinant peptides. We use a blend of partnered initiatives and internal efforts to fund and pursue our discovery, development and market efforts

      On December 23, 1999 we acquired Allelix Biopharmaceuticals Inc., a biopharmaceutical company based in Ontario, Canada. Under the arrangement, Allelix shareholders who were U.S. residents received NPS common shares. Allelix shareholders who were Canadian residents could elect to receive either NPS common shares or shares of NPS Allelix Inc., the Canadian parent of NPS Allelix Corp. and a subsidiary of NPS that are exchangeable one for one into NPS common shares. The exchangeable shares are, as nearly as practicable, the functional and economic equivalent of NPS common shares. NPS common shares trade on Nasdaq under the symbol "NPSP", while shares of NPS Allelix Inc., which mirror the NPS common shares, trade on The Toronto Stock Exchange under the symbol "NX".

      At the conclusion of the acquisition the name of Allelix
Biopharmaceuticals was changed to NPS Allelix Corp. The discussion contained in this section reflects the combined company and does not distinguish between what was formerly NPS's business and what was formerly Allelix's business. References to "us," "we" or "NPS" refer to the combined company.

      We are engaged in the discovery and development of human pharmaceuticals that are intended to address a variety of important diseases. Our most advanced programs focus on the development of human pharmaceuticals for the treatment of hyperparathyroidism and osteoporosis. We also have ongoing clinical development efforts for drugs to treat gastrointestinal disorders and disorders of the central nervous system, including neuroprotection in stroke and head trauma as well as epilepsy and bipolar disorder. In addition, we are pursuing several discovery programs that are extensions of our research on calcium receptors and ion channels, and we periodically consider other product candidates in later stages of development for potential in-license or collaboration opportunities.


      We currently have three products in late-stage human trials: a second generation calcimimetic for hyperparathyroidism ALX1-11, a form of recombinant human parathyroid hormone for osteoporosis, and ALX-0600 for short bowel syndrome and intestinal atrophy due to chemotherapy treatment.

      We have partnered with Amgen Inc. and Kirin Brewery Company, Ltd. in our calcimimetic program for hyperparathyroidism. Calcimimetics are small molecules that stimulate calcium receptors on parathyroid cells to regulate the secretion of parathyroid hormone. Amgen is currently conducting Phase II safety and efficacy trials under the calcimimetic program. The hyperparathyroidism program arose from our pioneering work on a cell surface receptor, termed the "calcium receptor." This receptor senses levels of extracellular calcium and plays a key role in regulating the amount of calcium in the body involved in numerous physiological processes.

      We are approaching osteoporosis on two fronts: development of injectable recombinant parathyroid hormone and development of small molecule therapeutics. We are preparing to start Phase III clinical trials with ALX1-11 in which we will evaluate safety and efficacy on a large scale. We also have a collaboration with SmithKline Beecham centered on discovery and development of small molecules active at the calcium receptor of parathyroid tissue for the treatment of osteoporosis.

      Our efforts to develop therapeutics to treat gastrointestinal disorders are focused on the development of ALX-0600. This product is an analog of the natural peptide hormone, glucagon-like peptide-2, which we believe has significantly enhanced biological activity.

      Our neuroprotection program is based on our work on small molecules with novel activity on a cell receptor on brain cells referred to as N-methyl-D-aspartate subtype of glutamate receptor-operated calcium channels. This technology forms the basis for our neuroprotection program for ischemic stroke and head trauma. The epilepsy/bipolar disorder program is based on our work on small molecules that belong to the same chemical class as valproic acid but are structurally distinct and have significantly different biological properties.

Clinical Development Programs and Partnered Preclincal Programs

The following chart summarizes the status of our clinical development programs and partnered clinical programs:

Development Program             Compound          Classification                    Status (1)          Commercial Rights
Hyperparathyroidism
   Primary                    Calcimimetics       Parathyroid hormone release        Phase II           Amgen, Kirin
                                                  inhibitors
   Secondary                  Calcimimetics       Parathyroid hormone release        Phase II           Amgen, Kirin
                                                  inhibitors
Osteoporosis
   Increased bone             ALX1-11             Recombinant human                  Phase III          NPS
   mineral density and                            parathyroid hormone
   fracture reduction

   Increased bone             TBA                 Stimulator of endogenous           Preclinical        SmithKline, NPS
   mineral density and                            parathyroid hormone release
   fracture reduction

Gastrointestinal Disorders
   Short bowel                ALX-0600            Glucagon-like peptide 2 analog     Phase II           NPS
   syndrome

Central Nervous System
Disorders
   Stroke, head               NPS 1506            methyl-D-aspartate                 Phase Ib           NPS
   trauma                                         receptor antagonists

   Epilepsy, Bipolar          NPS 1776            Valproic acid (Depakote)           Phase Ib           NPS
   Disorder                                       substitute

   Migraine                   ALX 0646            5HT - Selective agonist            Phase I            NPS

__________________
    (1) Preclinical means that a product is undergoing efficacy and safety evaluation in laboratory testing and animal testing in preparation for clinical trials. Phase I-III clinical trials denote safety and efficacy tests in humans as follows:
        * Phase I:  Evaluation of safety and dosing.
        * Phase Ib:  Additional evaluation of safety and dosing.

        * Phase II:  Evaluation of safety and efficacy.
        * Phase III:  Larger scale evaluation of safety and efficacy.

Hyperparathyroidism Program

      Overview. Hyperparathyroidism is typically characterized as being either primary or secondary. Primary hyperparathyroidism is an age-related disorder that results from excessive secretion of parathyroid hormone. Parathyroid hormone acts in the kidney and on bone to elevate the levels of calcium in the blood. Symptoms of primary hyperparathyroidism may include bone loss, muscle weakness, depression, and cognitive dysfunction. There are currently no pharmaceutical therapies for the treatment of primary hyperparathyroidism. In severe cases, surgical removal of the affected parathyroid gland from the neck region is the only effective treatment.

      Secondary hyperparathyroidism results from other disease states and is most often associated with renal failure. Symptoms of secondary hyperparathyroidism include excessive bone loss, bone pain, and chronic, severe itching. Secondary hyperparathyroidism affects the vast majority of dialysis patients. Studies have shown that secondary hyperparathyroidism develops early in the course of renal failure, before patients start dialysis. Current treatments for secondary hyperparathyroidism address the disease indirectly and involve drug therapy with phosphate binders and/or Vitamin D. We believe that these therapies have certain disadvantages. For example, phosphate binders are not well tolerated by many people and calcitriol often leads to hypercalcemia and hyperphosphatemia, which can exacerbate the underlying disease and in many patients is ineffective. In severe cases, surgery may be required to remove all or some of the parathyroid glands.

Calcimimetics

      The results of preclinical and human clinical trials conducted by us, Kirin, and Amgen have indicated that calcimimetic compounds could be effective in treating both types of hyperparathyroidism. We have entered into agreements with Amgen and Kirin relating to the development and commercialization of these calcimimetic compounds for treating hyperparathyroidism.

      Development Status. Amgen began Phase II dosing and safety trials in primary and in secondary hyperparathyroidism in 1998 with a second generation compound licensed from NPS. These trials are presently ongoing. In 1998, Amgen completed a Phase I safety trial of this second generation compound. Early in the calcimimetic program, we conducted a series of trials with Amgen with a first generation calcimimetic. These trials included two Phase I safety and tolerance studies, a multisite Phase I/II study in women with mild, primary hyperparathyroidism and a pilot Phase I/II study in kidney dialysis patients with secondary hyperparathyroidism. HPT. Kirin has conducted clinical trials for the first generation calcimimetric in Japan, including a Phase I/II study in dialysis patients with secondary hyperparathyroidism. We believe the second-generation compound has a more favorable metabolic and kinetic profile than the first generation calcimimetric in the hyperparathyroidism patient population. Kirin is also developing a second generation compound. Our clinical trials may not, however, proceed as indicated and no product of ours for the treatment of hyperparathyroidism may prove safe and effective, meet applicable regulatory standards, or be successfully marketed. Amgen and Kirin are obligated to pay us royalties and milestone payments for the use and sale of calcimimetics.

Osteoporosis Program

      Overview. Osteoporosis is characterized by a bone mineral density which increases the risk of fractures. Experts believe osteoporosis affects more than 200 million people worldwide. In women, this condition typically occurs after menopause and the complications from the resulting fractures can lead to hospitalization and death. Approximately 20% of osteoporosis patients are male.


      Demographic studies have shown that 50% of women over the age of 50 will suffer an osteoporosis-related fracture during their lifetime. In North America,
1.5 million individuals sustain a fracture related to this disease each year, including 300,000 hip fractures, resulting in a significant economic burden on the health care system. The National Osteoporosis Foundation in the United States estimates that a woman's risk of suffering a hip fracture is equal to her combined risk of developing breast, uterine and ovarian cancer. The National Institutes of Health estimate that, on a worldwide basis, more than 200 million people suffer from reduced bone mass, which contributes to more than 4 million fractures annually. Mortality in the first year following a hip fracture is 15% to 20%. The successful treatment of osteoporosis would result in the reduction of bone fractures, significantly improving quality of life and reducing health care costs associated with treatment and chronic care.


      Traditional treatments for osteoporosis include calcium supplements, Vitamin D compounds, estrogen replacement therapy, calcitonin, diet and exercise. In addition, a class of drugs known as bisphosphonates has been developed which slows the resorption of bone and, over several years, can increase bone mass by amounts ranging from 3% to 8%. Alendronate, marketed by Merck and Co., Inc. under the brand name Fosamax, is the most recently approved bisphosphonate and has demonstrated an increase in bone mineral density of 8% over three years and a reduction in the incidence of bone fractures by 50%. However, there is a widely recognized need among health care professionals for a treatment that can prevent fractures by replacing lost bone more rapidly. We believe that ALX1-11, may address this need. If approved for commercial sale, ALX1-11 would be positioned as a therapy for postmenopausal osteoporosis in patients who either have suffered a fracture due to osteoporosis or have been diagnosed as having significantly decreased bone mass. Once bone mass is restored, patients could be treated with anti-resorptive therapeutics.

ALX1-11

      We are developing ALX1-11, a form of injectable recombinant human parathyroid hormone, as a treatment for postmenopausal osteoporosis. Parathyroid hormone plays an important role in the regulation of bone mineral metabolism in the body. Recently published studies have shown that parathyroid hormone has a marked stimulatory effect on new bone formation in animals when administered as a single daily injection. Furthermore, several clinical investigators have demonstrated in independent studies that a fragment of the parathyroid hormone molecule enhances bone formation in humans. We believe that these results, published over the past 20 years, suggest that parathyroid hormone is able to reverse bone loss in people who suffer from osteoporosis. We also believe that parathyroid hormone increases the number of bone-forming cells and may also increase the activity of such cells. We confirmed the increase in bone density observed in earlier studies in a Phase II safety and efficacy trial. ALX1-11 may represent a significant treatment alternative for osteoporosis sufferers.

      Development status. In 1994, we conducted a Phase I clinical trial in The Netherlands that demonstrated the safety of ALX1-11 in humans. We initiated the Phase II clinical trial for ALX1-11 in June 1995 in 18 centers throughout Canada and the United States. The trial involved over 200 women suffering from postmenopausal osteoporosis. The trial was a double blind, placebo-controlled, dose-ranging safety and efficacy study and the course of treatment was 12 months. Patients self-administered one of three different dosages of ALX1-11 or a placebo by injection under the skin in a manner similar to self-administered daily insulin injections by diabetics. The goal of the clinical trial was to compare the relative effectiveness of the three dose levels on spinal bone mineral density. Blood samples were taken in the clinical trial to monitor the effects of the drug on several biochemical markers of bone growth and bone metabolism.

     In June 1996, we entered into a collaboration agreement with Astra AB for the development and commercialization of ALX1-11 for osteoporosis. We completed the Phase II trial in February 1997. The results of the Phase II study demonstrated an average increase in bone mineral density of nearly 7% in the spine over the twelve month period of the study. The final report was submitted to Astra AB in June 1997 and Astra AB conveyed to us its decision to conduct a Phase III trial with ALX1-11 in September 1997. In September 1998, Astra notified us that it would return all of the assets associated with the program and all related intellectual property rights to us at no cost and paid a cancellation penalty.

      We intend to begin a Phase III safety and efficacy trial with ALX1-11 in the U.S. and Canada in the first half of 2000. The Phase III study design will be based on a double blind, placebo-controlled study for measuring increases in bone mineral density and reductions in clinical fractures.

      Since parathyroid hormone is a protein, it must be administered by subcutaneous injection at the present time. Alternative routes of administration such as inhalation, intranasal or transdermal may be feasible. A number of companies are investigating alternative routes of administration for a variety of peptides. In particular, insulin has been shown to be absorbed by the inhalation route and calcitonin is commercially available in an intranasal form. We believe that there is at least one company working on an inhalation form of parathyroid hormone. We do not know the feasibility of administering parathyroid hormone by one of these other routes and we will need to investigate.

SmithKline Beecham Collaboration

      In conjunction with SmithKline Beecham, we are also pursuing a treatment of osteoporosis focusing on small molecule drugs called calcilytic compounds that, in contrast to calcimimetic compounds, stimulate parathyroid hormone secretion. This novel approach, which is intended to manipulate the body's own parathyroid hormone reserves, could provide an effective anabolic therapy for osteoporosis by stimulating new bone formation and replacing bone that has been lost to the disease.

      While chronically high levels of parathyroid hormone are known to cause bone loss, parathyroid hormone levels fluctuate daily and we think this plays a key role in regulating the balance between bone resorption and bone formation. Recent studies by us in animals, and in humans by other organizations, have shown that frequent, usually daily, injections of exogenous parathyroid hormone are sufficient to cause a transient increase in circulating parathyroid hormone levels, resulting in significant stimulation of new bone formation. Several published animal studies have evaluated the structural integrity of this newly formed bone and have found that the increases in bone mass achieved with parathyroid hormone injections are accompanied by improvements in biomechanical strength and in certain indices of bone structure thought to be related to biomechanical strength.

      In studies on animals, our scientists, together with SmithKline Beecham, have demonstrated that intermittent increases in circulating levels of parathyroid hormone can be obtained through the use of small molecules which act in vitro as calcimimetics. Increased levels of parathyroid hormone achieved by this mechanism are equivalent to levels of parathyroid hormone achieved by an injection of parathyroid hormone sufficient to cause bone growth.

      This approach to the treatment of osteoporosis fits nicely with the approach we are also taking with ALX1-11. We believe that orally administered, calcilytic drugs that act on the parathyroid cell calcium receptor to increase parathyroid hormone release from the body's own parathyroid hormone reserves could provide a cost-effective means of intermittently increasing parathyroid hormone levels.

      Preclinical Research Status. In January 1996, we received the first milestone payment of $3.0 million from SmithKline Beecham for progress made in our osteoporosis collaboration. Medicinal chemistry efforts are being applied to various lead compounds with the goal of identifying product candidates. We have produced a cell line that expresses the human parathyroid calcium receptor and that serves as a tool for the high throughput screening of compounds to identify new drug candidates. We continue to screen SmithKline Beecham and NPS compound libraries to discover, identify, and characterize additional compounds with calcilytic activity. We are also involved with SmithKline Beecham in medicinal chemistry efforts to optimize compound leads obtained from such screening activities. We are not certain that lead compounds will be identified, that development activities will proceed, or that these candidates will prove safe and/ or effective, meet applicable regulatory standards, or be successfully marketed.

Gastrointestinal Disorders

Short Bowel Syndrome

      Approximately 20,000 to 40,000 patients in North America have undergone surgical resection removal of a portion of the small intestine because of gastrointestinal problems that cause the intestine to malfunction. Patients with this condition often do not have enough small intestine remaining after removal to allow for the absorption of sufficient nutrients from the diet since the epithelium of the small intestine is the primary site of nutrient absorption. This results in a condition known as short bowel syndrome. There are currently no effective therapies available for enhancing the growth and repair of the small intestine epithelium. In extreme cases, the remaining intestine is no longer able to perform its normal function of transporting vital nutrients into the blood stream.

      Patients with severely impaired intestinal function caused by short bowel syndrome often must be fed intravenously by a technique called total parenteral nutrition for a period of time and, in some cases, permanently. Total parenteral nutrition costs can exceed $100,000 annually per patient. Approximately 100,000 people in North

America are on long-term total parenteral nutrition.

ALX-0600

      We are currently developing ALX-0600. This drug candidate is an analog of a naturally occurring hormone having 33 amino acids and known as Glucagon-Like Peptide-2. We are developing ALX-0600 for the treatment of short bowel syndrome. A published study by one of our academic collaborators demonstrated that the use of ALX-0600 in animals resulted in a marked stimulatory effect on the rate of growth of epithelial cells lining the small intestine. In this study, ALX-0600 induced an approximately 50% increase in weight of small intestine epithelium within ten days of administration. We believe that ALX-0600 may have the ability to induce a similar effect in humans. Furthermore, the growth-promoting properties of ALX-0600 appear to be highly tissue-specific, predominantly affecting the small intestine, and thereby reducing the risk of adverse side effects.

      We are presently conducting a pilot Phase II safety and efficiency study with ALX-0600 in patients with short bowel syndrome. In November 1999, we entered into an agreement with the Canadian government through a program known as Technology Partnerships Canada. Under the agreement, the Canadian government will reimburse us up to $8.4 million (Cdn) for qualified costs related to research and development of ALX-0600. As a result of the funding, we will pay a royalty to the Canadian government on the sale or license of any product developed from the funded research up to a maximum of $23.9 million (cdn).

      We are also investigating the use of ALX-0600 for the replenishment of epithelial cells of the small intestine which are damaged by chemotherapy treatment for cancer. ALX-0600 may be suitable as an adjunct therapy to cancer chemotherapy if it can ameliorate the toxic gastrointestinal side effects of cancer chemotherapy, thereby improving patient compliance with the chemotherapy regimen and possibly allowing for dose escalation of the chemotherapy agent. The patients that would benefit from such an adjunctive therapy are those patients receiving 5-fluorouracil, administered to approximately 1 million patients per year, or CPT-11, administered to approximately 500,000 patients per year and increasing. Approximately 16% and 50% of patients receiving these respective therapies experience extreme gastrointestinal side effects sufficient to warrant treatment with an agent such as ALX-0600, should its safety and efficacy be proven in clinical trials.

      We licensed the rights to ALX-0600 from an academic collaborator who is entitled to participate in the proceeds of commercialization of the product candidates, if successfully developed and approved. We completed a Phase I clinical trial of ALX-0600 in healthy subjects in November 1998. We are developing a recombinant production system that may be used to produce the product.

Central Nervous System Disorders

Neuroprotection Program:  NPS 1506

      Overview. Stroke is the third leading cause of death in the United States, with over 500,000 cases reported each year. In stroke, a blood vessel becomes blocked, which leads to inadequate blood supply to the brain, a condition sometimes referred to as ischemia. Many stroke victims survive and approximately 100,000 to 150,000 per year are left severely and permanently disabled by nerve damage resulting from stroke. Much of this damage occurs within the first 24 to 48 hours after the stroke and is caused in part by the excessive release of glutamate and the resultant influx of calcium into nerve cells. Published research in animals has shown that much of this damage can be prevented by blocking the influx of calcium into cells, particularly the influx that results from activation of N-methyl-D-aspartate receptor-operated calcium channels. Calcium influx resulting from the activation of these channels also appears to cause the neuronal damage associated with head trauma. Approximately two million traumatic brain injuries occur each year in the United States, with 25% of these injuries requiring hospitalization, and about 1% resulting in death.
      Certain medical procedures are associated with an increased risk of stroke. For example, strokes occur in 3% to 7% of coronary artery bypass, carotid endarterectomy, and heart valve replacement surgeries. Mild to severe central nervous system dysfunction occurs in up to 80% of these procedures. Researchers think this results from multiple micro strokes caused by the release of numerous tiny blood clots into the bloodstream. Our research indicates that it might be possible to lessen the severity of neuronal damage and cognitive impairment that occurs as a result of these procedures by using a prophylactic treatment with neuroprotective compounds.

      N-methyl-D-aspartate receptor-operated calcium channels play critical roles in normal excitatory neurotransmission and in events that lead to much of the neurological damage associated with stroke and head trauma. Several pharmaceutical companies have recognized the potential of these receptor-operated calcium channels as molecular targets. These companies have begun development of drugs to treat neurological disorders and have identified various lead compounds. However, no such drug has successfully completed clinical trials or been marketed. Work in this field is all the more challenging because these receptor-operated calcium channels are also the site of action of phencyclidine, often referred to as PCP or angel dust, and most clinically tested compounds that target calcium channels exhibit undesirable phencyclidine-like side effects inducing symptoms of psychosis. There are currently no safe or effective neuroprotective therapeutics available that slow or stop the progression of brain damage once a stroke or head trauma has occurred.

      We have demonstrated significant neuroprotectant activity in certain animal models of ischemic stroke and head trauma through systemic administration of our class of lead compounds, particularly NPS 1506. In these animal studies, we still observed significant neuroprotectant activity when administration of the compound was delayed for two hours following the ischemic event. In addition, our compounds have not exhibited phencyclidine-like side effects in a variety of studies in animal models intended to identify those effects.

      Development Status. In July 1997, we began a Phase I clinical trial for NPS 1506 in healthy male volunteers. This trial was completed in early 1998. Results of the trial indicated that the drug was safe and well tolerated. In addition, we began a Phase Ib study in patients who have suffered a stroke within a 48-hour period to assess safety and tolerability of the drug in stroke patients. The clinical phase of this trial has been completed and we are evaluating the data. We are currently searching for a corporate partner to participate in the development of this program. Our ability to secure a development partner for this program will affect our development plan and time line for this program. There is risk that NPS 1506 and any other lead compounds will not advance through clinical development, will not prove to be safe and/ or effective, will not meet applicable regulatory standards, or will not be successfully marketed.

Epilepsy and Bipolar Disorder: NPS 1776

      Overview-Epilepsy. Many types of epileptic seizures have been medically defined. They range from mild cases of nearly imperceptible behavior, such as staring into space, to dramatic "grand mal" seizures where consciousness is lost and the body convulses uncontrollably. In most cases of recurrent seizures, drugs are the treatment of choice, although in some extreme instances, neurosurgery may be an option. The most frequently used drug therapies include carbamazepine, phenytoin, valproate, barbiturates, and benzodiazepines. Roughly half of all epilepsy patients can control their seizures with available chemical therapies. However, other patients achieve less than adequate control. An estimated 15% of all patients are virtually resistant to drug treatment. Even when some level of seizure control is achieved, it often comes with the disadvantage of serious side effects.

      Overview-Bipolar Disorder. Bipolar disorder is part of a class of diseases referred to as affective illnesses or mood disorders. Affective illnesses include all forms of depression, dysthmia or chronic, moderate depression, manic disease, and bipolar disorder. The most responsive disease in this class of illnesses is bipolar disorder. Until recently, bipolar disorder was known as manic-depressive disorder. It is characterized by the occurrence of both manic and depressive states, usually in alternation. Bipolar disorder, like other mood disorders, is a lifetime illness with no known cure. As a result, the number of bipolar patients continue to increase each year. In the United States, approximately 17.5 million people have affective disorders. Of these, approximately 2.2 million to 2.6 million people have been diagnosed as having bipolar disorder.

      Development Status. Our scientists have identified a lead compound for the treatment of epilepsy. Our studies of this small, organic molecule, designated NPS 1776, show that it is effective in a number of animal models of epilepsy and that, importantly, there appears to be a wide margin between doses that control seizures and doses that produce side effects. The compound also exhibited a high margin of safety in animal models when compared to standard epilepsy treatments, including valproate, as measured by a lack of motor impairment side effects following drug administration. Recent research studies by others have indicated that some drugs normally used in seizure control can offer hope for many bipolar disorder patients. Valproic acid has received FDA approval for the treatment of manic episodes in bipolar disorder. Based on data generated by us and relevant literature, we believe that NPS 1776 may be useful for the treatment of affective mood disorders such as bipolar disorder and for the treatment of epilepsy. NPS 1776 is a branched chain, low molecular weight alifatic amide. Thus, it has some structural similarities to valproic acid. However, we believe that NPS 1776 has pharmacologically significant structural distinctions that will provide a better safety profile in comparison to valproic acid, such as the lack of (birth defect potential and (liver damage. Currently, we are conducting specific studies to address these issues.

      We completed a Phase I clinical trial in healthy male volunteers in December 1998 in the United Kingdom. The purpose of the trial was to evaluate the safety and pharmacokinetics of NPS 1776. Our preliminary analysis of the data indicates that the drug was safe and well tolerated. We commenced a Phase Ib study in the United Kingdom in December 1998 to confirm safety and tolerability in volunteers receiving multiple doses of the drug. We are seeking a partner to share in the development of NPS 1776. Future development of NPS 1776 may be dependent on our ability to find a development partner. There is a risk that NPS 1776 will not advance through clinical development, will not prove safe or effective, will not meet applicable regulatory standards, or will not be successfully marketed.

Other Programs.

      We also have other early stage programs. For example, in the field of migraine we have completed a phase Ia trial in the United Kingdom on a compound for which we are seeking a development partner. We are also working with Janssen Pharmaceutica N.V. to identify prospective drug candidates for schizophrenia and dementia. We continue to work with Eli Lilly to identify excitatory amino acid receptors as therapeutic targets for various central nervous system disorders. Finally, we have made advances in the elucidation of the neurophysiological roles of metabotropic glutamate receptors. Our scientists have cloned a novel metabotropic glutamate receptor located in the brain and thought to be linked to several central nervous system disorders, and developed a screening technology for identifying molecules active at this receptor and in fact have had success in identifying such molecules.

                             SELLING STOCKHOLDERS

  We are registering all 3,900,000 shares covered by this prospectus on behalf of the selling stockholders named in the table below. We issued all of the shares to the selling stockholders in a private placement transaction. We have registered the shares to permit the selling stockholders and their pledgees, donees, transferees or other successors-in-interest that receive their shares from a selling stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when they deem appropriate.

  The following table lists the name of each of the selling stockholders, the number of shares owned by each of the selling stockholders, the number of shares that may be offered under this prospectus, and the number of shares owned by each of the selling stockholders as of February 3, 2000, the number of shares that may be offered under this prospectus and the number of shares that will be owned by each of the selling stockholders after this offering is completed. Except as indicated in the table below, none of the selling stockholders has had a material relationship with us within the past three years other than as a result of the ownership of the shares or other securities of NPS. The number of shares in the column "Number of Shares Being Offered" represents all of the shares that each selling stockholder may offer under this prospectus. We do not know how long the selling stockholders will hold the shares before selling them and we currently have no agreements, arrangements or understandings with any of the selling stockholders regarding the sale of any of the shares. The shares offered under this prospectus may be offered from time to time by the selling stockholders named below.

                                            Shares Beneficially
                                           Owned Prior to Offering
                                           -----------------------
                                                                         Number of Shares     Shares Beneficially
Name of Selling Stockholder                      Number    Percent        Being Offered       Owned After Offering
--------------------------                       ------    -------        -------------       --------------------
AIM Global Fund Inc.                             84,000          *               84,000                --
AIM Global Health Sciences Fund                 168,000          *              168,000                --
Aries Domestic Fund II, L.P.                      2,569          *                2,569                --
Aries Domestic Fund, L.P.                        15,241          *               15,241                --
Ashton Partners, L.L.C.                          10,000          *               10,000                --
BayStar Capital, L.P.                           150,000          *              150,000                --
BayStar International, Ltd.                      50,000          *               50,000                --
Bershaw & Co., c/o Citibank Canada               20,000          *               20,000                --
Caduceus Capital II, L.P.                        23,000          *               23,000                --
Casurina Limited Partnership                     20,000          *               20,000                --
Clarion Partners, L.P.                           14,400          *               14,400                --
Clarion Offshore Fund Ltd.                        5,600          *                5,600                --
EGM Medical Technology Fund LP                   14,000          *               14,000                --
EGM Medical Technology Offshore Fund             11,000          *               11,000                --
Goldfischer, Carl                                10,000          *               10,000                --
Invesco Global Health Sciences Fund             263,000        1.1              263,000                --
Invesco Health Sciences Fund                    596,700        2.5              596,700                --
Invesco Small Company Growth Fund               141,350          *              141,350                --
Invesco VIF - Health Sciences Fund               13,300          *               13,300                --
Invesco VIF - Small Company Growth Fund             850          *                  850                --
IRT Small Company Growth Fund                     3,600          *                3,600                --
Janus Investment Fund                           850,000        3.6              850,000                --
Kelly, James C.                                  10,000          *               10,000                --
Maxim Invesco Small-Cap Growth Portfolio         29,200          *               29,200                --
MCP Global Corp., Ltd.                           25,000          *               25,000                --
Meriken Nominees Ltd.                            15,000          *               15,000                --
Merlin BioMed International                      60,000          *               60,000                --
Merlin BioMed, L.P.                              40,000          *               40,000                --
Moore Global Investments, Ltd.                  160,000          *              160,000                --
MRM Life                                         10,000          *               10,000                --
Narragansett I, L.P.                             36,500          *               36,500                --
Narragansett Offshore, Ltd.                      13,500          *               13,500                --
Oakpoint Asset Management                        10,000          *               10,000                --
Park Place International, Ltd.                   50,000          *               50,000                --
Prism Partners I Offshore Fund                    7,500          *                7,500                --
Prism Partners I, L.P.                           52,500          *               52,500                --
Prism Partners II Offshore Fund                  15,000          *               15,000                --
Putnam Health Sciences Trust                    476,000        2.0              476,000                --
Putnam Variable Trust - Putnam VT
   Health Sciences Fund                          24,000          *               24,000                --
Putnam Investment Funds - Putnam
   Capital Opportunities Fund                    31,800          *               31,800                --
Putnam Capital Appreciation Fund                 68,200          *               68,200                --
PW Eucalyptus Fund, LLC                          70,500          *               70,500                --
PW Eucalyptus Fund, Ltd.                          4,500          *                4,500                --
Remington Investment Strategies, L.P.            40,000          *               40,000                --
Salerno, Deborah                                 10,000          *               10,000                --
The Aries Master Fund                            32,190          *               32,190                --
The Great-West Life Assurance Company           136,900          *               52,300              84,600
The Great-West Life Assurance Company            20,000          *                7,700              12,300
United Capital Management, Inc.                  60,000          *               60,000                --
Winchester Global Trust Company Limited,
   as Trustee for Caduceus Capital Trust         22,000          *               22,000                --

*means less than 1%

                              Shares Beneficially
                            Owned Prior to Offering
                            -----------------------

                                                           Number of Shares    Shares Beneficially
Names of Selling Stockholder             Number  Percent    Being Offered      Owned After Offering
----------------------------             ------  -------    -------------      --------------------
  as Trustee for Caduceus Capital Trust

*means less than 1%


                             PLAN OF DISTRIBUTION

   The selling stockholders may sell the shares from time to time. The selling stockholders will act independently of us in making deci sions regarding the timing, manner and size of each sale. The sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated t ransactions. The selling stockholders may effect these transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of the following:

   * a block trade in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the bloc k as principal to facilitate the transaction,

   * purchases by a broker-dealer as principal and resale by a broker-dealer for its account under this prospectus,

   * an exchange distribution in accordance with the rules of an exchange,

   * ordinary brokerage transactions and transactions in which the broker solicits purchasers, and

   * in privately negotiated transactions.

   To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. If the plan of distribution involves an arrangement with a broker-dealer for the sale of shares through a block trade, special offe ring, exchange distribution or secondary distribution or a purchase by a broker or dealer, the amendment or supplement will disclose:

   * the name of each selling stockholder and of the participating broker-dealer(s),

   * the number of shares involved,

   * the price at which the shares were sold,

   * the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable,

   * that a broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

   * other facts material to the transaction.

   In addition, upon being notified by a selling stockholder that a donee or pledgee intends to sell more than 500 shares, we will file a supplement to this prospectus. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales.

   The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders also may sell shares short and redeliver the shares to close out short positions. The selling stockholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer the shares under this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the loaned shares, or upon a default the broker-dealer may sell the pledged shares under this prospectus.

  Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the sel ling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, when they sell the shares. Accordingly, any commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Ac t. Because selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covere d by this prospectus which qualify for sale under Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather tha n under this prospectus. The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

  The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

  Each selling stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M; these which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

  We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against specific liabilities, including liabilities arising under the Securities Act. The selling stockholders have agreed to indemnify specific persons, including broker-dealers and agents, against specific liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

                                 LEGAL MATTERS

  James U. Jensen, Vice President, Corporate Development & Legal Affairs, will pass on the validity of our common stock being registered.

                                    EXPERTS

  Our financial statements as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998 and for the period from October 22, 1986 (inception) to December 31, 1998 have been incorporated by reference in this prospectus and the related registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
                      WHERE YOU CAN FIND MORE INFORMATION

  We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy the registration statement on Form S-3 of which this prospectus is a part (File No. 333-96253), as well as reports, proxy statements and other information filed by us, at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the following regional offices of the SEC: 7 World Trade

Center, Suite 1300, New York, New York, 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661. You can obtain copies of this material from the Public Reference Room of the SEC at 450 Fifth Street N.W., Washington, D.C., 20549, at prescribed rates. You can call the SEC at 1-800-732-0330 for information regarding the operation of its Public Reference Room. The SEC also maintains a world wide web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants like our company that file electronically.

  The SEC allows us to "incorporate by reference" other information that we file with it, which means that we can disclose important in formation to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and replace this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we have sold all of the securities that we have registered:

  1. Our Annual Report on Form 10-K/A for the fiscal year ended December 31, 1998, including information in our Proxy Statement in connection with our 1998 Annual Meeting of Stockholders.

  2. Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1999, June 30, 1999, and September 30, 1999.

  3. Our Current Reports on Form 8-K filed on October 1, 1999, November 12 1999, November 18, 1999, and January 10, 2000.

  4. Our Proxy Statement for the December 15, 1999 Special Stockholders
Meeting.

  5. The description of our common stock contained in our Registration Statement on Form 8-A filed May 23, 1994.

  The reports and other documents that we file after the date of this prospectus will update and supersede the information in this prospectus.

  If you make a request for this information in writing or by telephone, we will provide you without charge, a copy of any or all of th e information incorporated by reference in the registration statement of which this prospectus is a part. Requests for this informat ion should be submitted in writing to:
Corporate Secretary, NPS Pharmaceuticals, Inc., 420 Chipeta Way, Salt Lake City, Utah, 84108, (801) 583-4939.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy shares of NPS Pharmaceuticals, Inc. common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of NPS common stock.

                               -----------------

                               TABLE OF CONTENTS

                                                                            Page

Risk Factors..............................................................    4

Forward-Looking Statements................................................    9

Use of Proceeds...........................................................    9

Business..................................................................    10

Selling Stockholders......................................................    17

Plan of Distribution......................................................    18

Legal Matters.............................................................    19

Experts...................................................................    20

Where You Can Find More Information.......................................    20


                               3,900,000 Shares

                           NPS PHARMACEUTICALS, INC.



                                 COMMON STOCK


                            _______________________
                                  PROSPECTUS

                            _____________, 2000
                            _______________________

PART II.    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 4. Other Expenses of Issuance and Distribution.

  The following table sets forth the costs and expenses, other than underwriting discounts payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the Nasdaq Stock Market additional listing fee.

   Securities and Exchange Commission Registration Fee..............$10,773.75
   Nasdaq National Market Listing Fee...............................$17,500.00
   Accountant's Fees and Expenses...................................$20,000.00
   Legal Fees and Expenses..........................................$ 5,000.00
   Miscellaneous Expenses...........................................$ 2,000.00

                        Total.......................................$55,273.75
                                                                    ==========
Item 5. Indemnification of Directors and Officers.

  Under Section 145 of the Delaware General Corporation Law, the Company has broad powers to indemnify its directors and officers again st liabilities they may incur in such capacities, including liabilities under the Securities Act. The Company's Bylaws also provide t hat the Company will indemnify its directors and executive officers and may indemnify its other officers, employees and other agents to the fullest extent not prohibited by Delaware law.

  The Company's Certificate of Incorporation provides for the elimination of liability for monetary damages for breach of the directors ' fiduciary duty of care to the Company and its stockholders. These provisions do not eliminate the directors' duty of care and, in a ppropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Del aware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Co mpany, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transactio n from which the director derived an improper personal benefit and for payment of dividends or approval of stock repurchases or redem ptions that are unlawful under Delaware law. The provision does not affect a director's responsibilities under any other laws, such a s the federal securities laws or state or federal environmental laws.

  The Company has entered into agreements with its directors and executive officers that require the Company to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred, including expenses of a derivative action in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Company or any of its affiliated enterprises, provided such person a cted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agre ements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

Item 6. Exhibits.

Exhibit No.      Description
-----------      -----------

5.1*             Opinion of Counsel
10.36*           Form of Stock Purchase Agreement dated February 4, 2000
                 between NPS Pharmaceuticals, Inc. and the Purchaser
23.1*            Consent of independent certified public accountants.
23.2*            Consent of counsel (included in Exhibit 5.1).
24.1*            Power of Attorney (incorporated in the signature page of this
                 Form S-3).
-----------
* Previously filed

Item 7. Undertakings.

        A. The undersigned Registrant hereby undertakes:

           (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information s et forth in the Registration Statement; and

               (iii) To include any material information with respect to the Plan of Distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act that are incorporated by reference in the Registration Statement.

           (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

       B. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       C. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceedings is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

       D.  The undersigned registrant hereby undertakes that:

           (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

           (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    initial bona fide offering thereof.

                                  SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salt Lake, County of Salt Lake, State of Utah, on the 16th day of March, 2000.


                                  NPS PHARMACEUTICALS, INC.


                                  By:     /s/ JAMES U. JENSEN
                                  --------------------------------------------
                                  James U. Jensen, Vice President Corporate
                                  Development and Legal Affairs and Secretary



Pursuant to the requirements of the Securities Act, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


        Signature                     Title                            Date
        ---------                     -----                            ----

/S/ HUNTER JACKSON      President, Chief Executive Officer and    March 17, 2000
----------------------- Chairman of the Board
Hunter Jackson

/S/ ROBERT K. MERRELL   Vice President, Finance, Chief Financial  March 17, 2000
----------------------- Officer and Treasurer
Robert K. Merrell

/S/ JAMES U. JENSEN     Vice President, Corporate Development and March 17, 2000
----------------------- Legal Affairs, Secretary and Director
James U. Jensen

*                       Director                                  March 17, 2000
-----------------------
Santo J. Costa

*                       Director                                  March 17, 2000
-----------------------
Dr. John R. Evans

*                       Director                                  March 17, 2000
-----------------------
James G. Groninger

          Signature                   Title                     Date

*
----------------------------        Director                 March 17, 2000
Joseph Klein, III

*                                   Director                 March 17, 2000
----------------------------
Donald E. Kuhla

*                                   Director                 March 17, 2000
----------------------------
Thomas N. Parks

*                                   Director                 March 17, 2000
----------------------------
Edward Rygiel

*                                   Director                 March 17, 2000
----------------------------
Dr. Calvin R. Stiller

*                                   Director                 March 17, 2000
----------------------------
Peter G. Tombros


* BY: /s/ James U. Jensen
----------------------------
        Attorney in Fact